Exhibit 21.1

SUBSIDIARIES OF

SLM CORPORATION

Name	Jurisdiction of Incorporation
HICA Holding, Inc.	South Dakota
Sallie Mae Bank	Utah
Sallie Mae, Inc.	Delaware
SLM Education Credit Finance Corporation	Delaware
SLM Education Credit Funding LLC	Delaware
Town Hall Funding LLC	Delaware
Bull Run I LLC	Delaware
SLM Investment Corporation	Delaware
Southwest Student Services Corporation	Delaware

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of SLM Corporation are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.